Exhibit 99.2

CAPITALIZATION

The following table sets out SEK’s consolidated capitalization as at September 30, 2020. This table should be read in conjunction with the unaudited financial statements included in our Report on Form 6-K for the three months ended September 30, 2020.

(Skr millions)
Senior debt:
Long-term	232,060
Short-term	93,117
Total senior debt (1), (2)	325,177

Subordinated debt:
Long-term	-
Short-term	-
Total subordinated debt (1)	-

Equity:
Share capital (3,990,000) shares issued and paid-up, par value skr 1,000 (3)	3,990
Reserves	–149
Retained earnings	15,862

Total	19,703

Total capitalization	344,880

(1)	At September 30, 2020, our consolidated group had no contingent liabilities. Other than that disclosed herein, we had no other indebtedness as at September 30, 2020.

(2)	Unguaranteed and unsecured.

(3)	In accordance with our Articles of Association, SEK’s share capital shall neither be less than Skr 1,500 million nor more than Skr 6,000 million.

There has been no material change in SEK’s capitalization, contingent liabilities and guarantees since September 30, 2020.